TERRA LYCOS EXCHANGE RATIO FIXED AT 2.15 WITH OCTOBER CLOSING;
             VALUES LYCOS SHARES AT $65 AS OF OCTOBER 16, 2000

WALTHAM, Mass.- October 17, 2000 -Lycos, Inc. (NASDAQ: LCOS), the Internet's leading multi-brand network, today announced that the exchange ratio for its upcoming merger with Terra Networks (NASDAQ: TRRA) has been set at 2.15 with the expected closing this month. Lycos shareholders will receive 2.15 Terra shares for every Lycos share currently owned, upon the closing of the merger later this month. Shareholders will have the option of choosing either a Terra ordinary share or a Terra ADS (American Depository Share). The implied value of a Lycos share, based on the October 16, 2000 Terra ordinary share closing price, would be $65.

"The exchange ratio offers Lycos shareholders a substantial premium," said Bob Davis, president and CEO of Lycos, Inc. "But of equal importance, is the global powerhouse we are creating with Terra Lycos. We have a history of success in creating shareholder value at Lycos and we expect our new company to continue that tradition."

The merger of Terra and Lycos is expected to be complete this month, creating Terra Lycos with operations in 40 countries around the world and approximately $3 billion in cash. The new company will be one of the most well capitalized Internet companies in the world and will build on its core themes of globalization, convergence and profitability.

Yesterday, Telefonica, Terra's main shareholder, reaffirmed its commitment to the merger, which they said, "will create one of the leading Internet companies in the world." In September, Terra Networks raised $1.9 billion in a rights offering, nearly all of which was from Telefonica.

Telefonica also said, "The merger with Lycos will create a company positioned to play the convergence of telecommunications, media and Internet, because of its strong partnerships with Bertelsmann, Sumitomo, Singapore Telecom and Bell Canada, among others, the scope of its multinational sales force and its broad international footprint." They added, "Terra's joint-venture with Telefonica Moviles, Terra-Mobile, will also play a key role in the strategic area of wireless Internet."

The final step prior to the closing of the Terra Lycos merger is the Special Meeting for Lycos stockholders, which will be held on October 27, 2000, at which Lycos shareholders have the opportunity to vote on the proposed merger. The proxy statement was mailed to Lycos shareholders on September 28. Lycos recently announced that its largest shareholder, CMGI, Inc. voted all of its shares in favor of the merger.

Lycos and Terra have received all regulatory approvals required to date to move forward with the merger. On September 22, the Securities and Exchange Commission declared the registration statement for the merger effective. Equivalent procedures are moving forward with the CNMV in Spain. Lycos and Terra have also received all antitrust clearances required prior to the merger.


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About Lycos, Inc.

Founded in 1995, Lycos, Inc. is a leading Web media company and owner of the Lycos Network, one of the most visited hubs on the Internet reaching nearly one out of every two U.S. Web users. The Lycos Network is a unified set of Web sites, attracting a diverse audience by offering a variety of services, including leading Web search and navigation resources; Web community and communications services including free homepage building, free Web-based e-mail, clubs, chat, instant messaging; a personalized My Lycos start page; a comprehensive shopping center featuring more than 3,100 merchants; and an assortment of compelling content such as games, music, news, fun and educational information and activities for kids as well as information about investing, technology, entertainment, sports, small business, travel and more. The Lycos Network is composed of Lycos.com, Tripod, Who Where, Angelfire, MailCity, HotBot, HotWired, Wired News, Webmonkey, Sonique, Quote, Gainesville, Lycos Zone and Matchmaker. Headquartered near Boston in Waltham, Mass., Lycos, Inc. is a global Internet leader with a major presence throughout the U.S., Europe, Asia, Canada and Latin America.

On May 16, Lycos, Inc. entered into a definitive agreement with Terra Networks, S.A. (MC: TRR; NASDAQ: TRRA), a global Internet company and the leading provider of Internet access and interactive content and services to the Spanish- and Portuguese-speaking world, under which Terra will acquire Lycos in a stock-for-stock transaction. Upon completion of the transaction, Lycos shareholders will own approximately 41.6% to 49.9% of the new company, Terra Lycos. The formation of Terra Lycos is subject to shareholder and regulatory approval.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Terra's and Lycos's businesses will not be integrated successfully; costs related to the merger; failure of the Terra or Lycos stockholders to approve the merger; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

For a detailed discussion on these and other cautionary statements, please refer to the proxy statement/prospectus which Terra and Lycos have filed with the Securities and Exchange Commission, and to Terra's filings with the Securities and Exchange Commission, including the Risk Factors section of Terra's F-1 filing that became effective in November 1999, and Lycos's filings with the Securities and Exchange Commission, including the section titled "Factors Affecting the Company's Business, Operating Results and Financial Conditions" of the Management's Discussion and Analysis in its Form 10-K for the year ended July 31, 1999 and the Risk Factors section of Lycos's S-3 filing that became effective in March, 2000.

The proxy statement/prospectus was mailed to Lycos stockholders in order to seek their approval of the merger on or about September 28, 2000. We urge investors to read the proxy statement/prospectus and any other relevant documents that Terra Networks and Lycos have filed and will file with the SEC because they contain important information.

Investors and securityholders may obtain a free copy of the proxy statement/prospectus and other documents tiled by Lycos and Terra with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Lycos or Terra. Please read the proxy statement/prospectus carefully before making a decision regarding the share exchange.

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2000 Lycos, Inc. - Lycos is a registered trademark of Carnegie Mellon
University. All other product or service marks mentioned herein are those of Lycos or their respective owners. All rights reserved.